MACCO INTERNATIONAL CORP

681 Zemes St, Com. Zemes

Jud. Bacau, 607690

Romania

June 25, 2013

Mr. Louis Rambo and Mr. Geoffrey Kruczek

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: Macco International Corp

Registration Statement on Form S-1

Filed on: May 13, 2013

     File No. 333-188563

Dear Mr. Kruczek and Mr. Rambo:

We received your letter dated June 7, 2013, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on May 13, 2013:

 Prospectus Summary, page 5

1.

Please revise to clarify what words the acronym “CNC” abbreviate. Please also tell us why the phone number for your Romanian office appears to have a United States area code.

We revised to clarify in the Prospectus Summary what words the acronym “CNC” abbreviate, that is:

“Computer Numerical Control”

We have registered this Nevada area code phone number for the ease of use and access for our future contacts from North America.

2. Please revise to consistently and accurately describe the nature and extent of your operations. For example, your disclosure here and on page19 indicates that you have not commenced any operations and have not yet created a customer database; however, you disclose on page 40 that you are “in the business” of selling machineries and CNCs “through a customer and broker database.” We also note your disclosures on pages 8 and 9 indicating you “operate” your business. Please also revise to refer to the appropriate industries in which you will operate. We note the reference on page 10 to providing “nutritional supplements” and the reference on page 23 to the “music industry.”

We revised to constantly and accurately describe the nature and extent of our operations. “; however we have not yet created these databases to begin our operations”

We have deleted the erroneous references on page 10 and page 23.

3. Please revise your registration statement where appropriate to clarify that you are a “shell company” as defined in Rule 405, including revising your filing to identify the selling security holders as underwriters and the impact on your disclosure regarding Rule 144. In this regard, we note your disclosure regarding your lack of operations and your minimal assets consisting solely of cash or cash equivalents. Alternatively, provide us with your detailed analysis as to how you determined that you are not a shell company, citing all facts and authority upon which you rely.

The Registrant does not believe that it is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, the Registrant does not believe that it can be classified as having “no or nominal operations”.  From inception, the Registrant’s management has devoted a significant amount of time to the development of the Registrant’s business.  In furtherance of the Registrant’s planned business, the Registrant’s management investigated the market demand for CNC’s in Europe, has also     investigated the different databases they could use for the management of their brokers. Registrant started locating and inquiring about the shipping companies and protocols for such machineries, and negotiated with web designers to create the website. Since

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the inception, the registrant found an engineer and a broker with whom they could work and with whom agreements were executed.

4. We note that you include your internet address in this section. Please note section II.A.4 of SEC Release 33-7856 (April 28, 2000) regarding your obligations when including internet addresses in your document, and revise your disclosure accordingly.

We have revised to add:

“When the website is operational, the information on, or that can be accessed through, our website is not and will not be part of this prospectus.”

Risk Factors, page 6

5. We note the reference to being a reporting company under the Exchange Act. Please revise to clarify whether you intend to register a class of your securities under Section 12 of the Exchange Act. If you do not intend to register a class, please disclose the risks related to the automatic suspension of reporting pursuant to Exchange Act Section 15 and the risks related to the inapplicability of Exchange Act Section 16 and the proxy rules.

We have revised to add:

“We do not plan to register our common stock under Section 12 of the Securities Exchange Act of 1934 (“Exchange Act”).  The consequences to investors of us being a Section 15(d) registrant in comparison to a Section 12 registrant are as follows:  Under Section 15(d) of the Exchange Act, we are not required to file periodic reports if we have less than 300 holders of record for the fiscal year after the year of effectiveness. If we do not register our securities under Section 12 of the Exchange Act, we may not have an ongoing periodic reporting obligation and will not be subject to the Commission’s proxy, tender offer, and short swing insider trading rules for Section 12 registrants.”

Selling Shareholders, page 16

6. With a view towards providing additional disclosure pursuant to Regulation S-K Item 507, please tell us the extent to which any of the selling security holders have had material relationships with any of your affiliates during the past three years. In this regard, we note the first selling security holder identified in the table on page 16 shares a name with your sole officer and director.

We have revised to add:

“except for Ana Mazilu, who is Sandu Mazilu’s wife”

Common Stock, page 18

7. Please reconcile the quorum requirement disclosed here with the quorum requirement in Section 4 of Exhibit 3.2. Please also reconcile the last paragraph under the heading “Indemnification of Officers and Directors” with Article VII of Exhibit 3.2. Alternatively, tell us which parts of that exhibit “provide that no advance shall be made” by you after “a determination is reasonably and promptly made” by members of your board of directors.

We have reconciled to add in the Common Stock section:

“Holders of our common stock representing at least one third of the issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders.”

Description of Business, page 19

8. Please revise to clarify the current status of your sales department referenced in the fourth full paragraph on page 20.

We revised to clarify the current status of our sales department:

 “Our current sales department is constituted of our sole director and officer, processing the request of a client in the event of receiving a purchase order, whether it will be for conventional machinery or CNC.”

Agreements, page 21

9. In addition to disclosing the terms of your agreements, please also describe what, if any, work has been performed pursuant to those agreements.

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We have revised to describe that: “to date, no work has been performed pursuant to those agreements yet.”

Government Regulation, page 23

10. Given your disclosure on page 23 that you will be doing business with many countries, please tell us the extent to which you will be subject to any import-export regulations. Also tell us the extent to which the type of machines you intend to sell and manufacture are subject to environmental and safety regulation. Revise your disclosure as appropriate.

We have revised the disclosure as follows: “Since we will be shipping machineries to many different countries, the import-export regulations will be different in every country.  We will need to adjust our shipping process and carriers according to each delivery. Since our machineries do not have any effect on the environment, there are no environmental regulations on the importation of such machinery.  The machineries will need to comply with the work site safety regulation of the country importing the machinery.”

Competition, page 24

11. Please provide us with your basis for the determination in the first sentence of this section.

We have revised to add:  “Based on the internet research and the personal knowledge of our management, we believe there are many well-established machinery brokers, distributors and retailers.”

Management’s Discussion and Analysis, page 26

12. Please revise to discuss the nature of the “informal” agreement by your affiliate to advance you funds, as mentioned on page 8. Include in your revisions and response an explanation regarding how such an agreement does not create a “legal obligation” to advance funds to you.

Under our verbal “informal” agreement with Mr. Mazilu, there is an understanding that the promise to lend funds is not binding and there are no legal enforcement actions we can take if funds are not being lent.

Directors, Executive Officers, page 29

13. Please revise to provide the information required by Regulation S-K Item 401(e), including a description of Mr. Mazilu’s business experience during the past five years and the names and principal business of any organization in which his occupations and employment were conducted.

We revised to correct the typo error and provide the additional information required: “Mr. Mazilu was a self employed, independent dealer from 2001. His services included: researching and locating machineries for small companies. He also arranged showing and shipping of the machinery.”

Conflict of Interest, page 30

14. Please reconcile your disclosure here with the disclosure on page 29 indicating that Mr. Mazilu started working as a “machinery independent dealer” in 2011.

We revised to correct the typo error an additional disclosure in the section ‘Conflict of interest’:

“Sandu Mazilu, our president and sole director can potentially have a conflict of interest in selling machinery through Macco International Corp. as he was a machinery independent dealer since 2001.”

Financial Statements, page 34

15. Please revise to include updated financial statements and related disclosures in your filing as required by Rule 3-12 of Regulation S-X, as applicable.

We have revised to include updated financial statements.

Notes to the Financial Statements, page 40

Note 1 Organization and Nature of Business, page 40

16. Please provide greater clarity between your disclosures under the Organization and Nature of Business on page 40 which state that you do not have to create and maintain inventory and your intent to create an inventory of spare parts for warranty purposes as disclosed in your business plan on page 28.

We have revised and deleted the statement where we intent to create an inventory of spare parts for warranty purposes on page 28.

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Exhibit 5.1

17. Given that the opinion is limited to the “Shares,” as defined in the first paragraph, please file a revised opinion that clarifies what is meant by the reference in the third paragraph to “outstanding shares.”

We have filed a revised opinion that clarifies what is meant by reference in the third paragraph to “outstanding shares”.

18. Please refer to the penultimate paragraph. Counsel should not imply that it is not qualified to opine on the laws of the jurisdiction of incorporation. See Section II.B.3.b of Staff Legal Bulletin No. 19. It should also not include any inappropriate assumptions or limitations; we note specifically the statements in the second-to-last sentence regarding existing laws and facts. Please file a revised opinion.

We have filed a revised Exhibit 5.1

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

19. Please amend to include a currently dated consent from your independent registered public accounting firm as required by Item 601(b)(23)(i) of Regulation S-K.

We have included a currently dated consent from our independent registered public accounting firm.

This letter responds to all comments contained in your letter dated June 7, 2013.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Attention: Sandu Mazilu

Email: maccointl@gmail.com

Telephone: (702) 799-9946

Thank you.

Sincerely,

/S/ Sandu Mazilu

Sandu Mazilu, President

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